UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Trident Brands, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89616C201

(CUSIP Number)

Heather Crawford

Fengate Capital Management Ltd.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

(905) 491-6599

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2017**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**	This report on Schedule 13D is being filed to report holdings which, as a result of administrative error, were not identified as requiring a filing on Schedule 13D at the time such reports were due. Upon discovering this oversight, the reporting person promptly took steps to file this Schedule 13D, which reflects information that should have been reported at May 9, 2017. See Item 4 of the disclosure for additional information.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,288,381[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,288,381[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,288,381[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 41.1%[1,2]
14.	Type of Reporting Person (See Instructions) PN

1	Held in the form of 2,000,000 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of May 9, 2017, were convertible into 18,288,381 shares of common stock.
2	Based on 31,000,000 shares outstanding, per Form 10-Q filed on April 14, 2017, plus 18,288,321 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,288,381[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,288,381[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,288,381[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 41.2%[1,2]
14.	Type of Reporting Person (See Instructions) CO

1	Held in the form of 2,000,000 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of May 9, 2017, were convertible into 18,288,381 shares of common stock.
2	Based on 31,000,000 shares outstanding, per Form 10-Q filed on April 14, 2017, plus 18,288,321 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,288,381[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,288,381[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,288,381[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 41.2%[1,2]
14.	Type of Reporting Person (See Instructions) IA/CO

1	Held in the form of 2,000,000 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of May 9, 2017, were convertible into 18,288,381 shares of common stock.
2	Based on 31,000,000 shares outstanding, per Form 10-Q filed on April 14, 2017, plus 18,288,321 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201

Item 1. Security and Issuer

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 1”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Fengate Trident LP, Fengate Trident GP Inc., and Fengate Capital Management Ltd. (collectively, the “Reporting Persons”) on May 8, 2017 (the “Initial Schedule 13D”) in connection with the parties and matters referenced therein and herein, with respect to the Common Stock, $.001 par value (the “Common Stock”) of Trident Brands, Inc. (the “Issuer”). This Schedule 13D is being filed as a result of the events described in Item 4 below. Any capitalized terms used and not defined in this Amendment 1 shall have the meanings set forth in the Initial Schedule 13D to which this Amendment 1 relates. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Common Stock and Convertible Notes reported in this Schedule 13D were derived from invested assets of the Labourers’ Pension Fund of Central and Eastern Canada. A total of $10,900,000 was paid to acquire the Common Stock and Convertible Notes. None of the shares of Common Stock or Convertible Notes were acquired on margin, or otherwise using borrowed funds or pursuant to any loan or credit arrangement.

Item 4. Purpose of Transaction

This report on Schedule 13D is being filed to report holdings which, as a result of administrative error, were not identified as requiring a filing on Schedule 13D at the time such reports were due. Upon discovering this oversight, the reporting person promptly took steps to file this Schedule 13D, which reflects information that should have been reported at May 9, 2017.

The Common Stock and Convertible Notes have been acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities, and have not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect. From time to time the Reporting Persons may acquire additional securities of the Issuer, or sell securities of the Issuer.

On May 9, 2017, pursuant to the terms of the securities purchase agreement (“SPA”) and the convertible note included as an annex thereto (the “Convertible Note”), described in detail in Item 4 of the Initial Schedule 13D, the Reporting Persons provided a second tranche of funding in the amount of $4,400,000 with an interest rate of 8% per annum and convertible into Common Stock at a conversion price of $.60 per share. A copy of the SPA, which included as an annex the form of Convertible Note, was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 4, 2016, and was incorporated by reference in the Initial Schedule 13D and as Exhibit 99.2 thereto, and is incorporated by reference in this Amendment 1 and as Exhibit 99.2 hereto. A form of the Convertible Note, as amended and restated on May 8, 2017, is attached as Exhibit 99.3 to this Amendment 1 and is incorporated by reference herein.

As of the date of this Amendment 1, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the issuer; (v) any other material change in the issuer’s business or corporate structure; (vi) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b)	Incorporated by reference to Items (7)—(11) and (13) of the cover page relating to each Reporting Person.

(c)	Other than as reported herein, the Reporting Persons have engaged in no other transactions in the Issuer’s Common Stock since the filing of the Initial 13D.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on in this Amendment 1.

(e)	Not applicable.

CUSIP No. 89616C201

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters discussed in this Amendment 1, the Initial Schedule 13D, and any exhibits thereto or hereto, there are no contracts, arrangements or understandings among the Reporting Persons or with any other persons with respect to any securities of the issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 –	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2 –	Securities Purchase Agreement dated September 26, 2016, including as an annex the form of the Convertible Note (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on October 4, 2016 and Exhibit 99.2 of the Initial 13D).

Exhibit 99.3 –	Form of Amended and Restated Convertible Promissory Note dated May 8, 2017.

CUSIP No. 89616C201

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of September, 2017

Fengate Trident LP

/s/Heather Crawford

Heather Crawford

Secretary of Fengate Trident GP, the General Partner of Fengate Trident LP

Fengate Trident GP Inc.

/s/Heather Crawford

Heather Crawford

Secretary

Fengate Capital Management Ltd.

/s/Heather Crawford

Heather Crawford

Secretary

CUSIP No. 89616C201

SCHEDULE I

Executive officers and directors of Fengate Trident GP, Inc.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, Director
George Theodoropoulos	Vice President, Director
Marco DiCarlantonio	Vice President, Director
Heather Crawford	Secretary

SCHEDULE II

Executive officers and directors of Fengate Capital Management Ltd.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, CEO, Treasurer, Director
George Theodoropoulos	Managing Director, Infrastructure, Director
Marco DiCarlantonio	Executive Director, Director
John Bartkiw	Managing Director—Real Estate, Director
Heather Crawford	Secretary
Pranav Pandya	CFO

CUSIP No. 89616C201

Index to Exhibits

Exhibit 99.1 –	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2 –	Securities Purchase Agreement dated September 26, 2016, including as an annex the form of the Convertible Note (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on October 4, 2016 and Exhibit 99.2 of the Initial 13D).

Exhibit 99.3 –	Form of Amended and Restated Convertible Promissory Note dated May 8, 2017.